UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 001-32358
CUSIP NUMBER:
NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
Form N-SAR

For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ending:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant:	USA Mobility, Inc.

Former Name if Applicable:	Wizards-Patriots Holdings, Inc.

Address of Principal Executive Office (Street and Number):	6677 Richmond Highway

City, State and Zip Code:	Alexandria, Virginia 22306

PART II

RULES 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III

NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

     Although the management of Registrant has been working diligently to complete all the required information for its annual report on Form 10-K for the year ended December 31, 2004, and a substantial part of such information has been completed as of this date, management and its advisors were unable, without unreasonable effort or expense, to complete the Form 10-K on or before March 16, 2005, including completing audit procedures. Management expects to file its annual report on Form 10-K on or before March 30, 2005.

PART IV

OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Thomas L. Schilling—Chief Financial Officer	(703) 718-6600

(Name)	(Area Code) (Telephone Number)

     (2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes          ☐  No

     (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes          ☐  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Explanation:

     The Registrant is a holding company formed to effect the merger of Arch Wireless, Inc. and Metrocall Holdings, Inc., which occurred on November 16, 2004. Prior to the merger, the Registrant had not conducted any activities other than those incidental to its formation. The merger was accounted for under the purchase method of accounting pursuant to SFAS No. 141, Business Combinations. Since Arch was deemed the acquiring entity, the operating results and cash flows of the Registrant for 2004 include operating results and cash flows of Arch for the twelve months ended December 31, 2004 and Metrocall for the period November 16, 2004 to December 31, 2004. For 2003, the operating results and cash flows of Arch are presented.

     Although the Registrant has not finalized its financial statements for the year ended December 31, 2004, it is anticipated that revenues for Registrant for the year ended December 31, 2004 will be $490.2 million, as compared to $597.5 million for the year ended December 31, 2003. The Registrant anticipates that the decrease in revenues will consist of a $137.5 million decrease in recurring fees associated with the provision of messaging services and a $8.3 million decrease in revenues from device transactions related to the operations of Arch partially offset by recurring fees associated with the provision of messaging services of $36.3 million and revenues from device and other sales transactions of $2.2 million related to the operations of Metrocall from November 16, 2004 to December 31, 2004.

     The anticipated decrease in revenues is primarily driven by a decline in the demand for one-way messaging services. The demand for one-way messaging services declined during the three years ended December 31, 2004, and the Registrant believes demand will continue to decline for the foreseeable future.

USA Mobility, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2005	By:

Thomas L. Schilling
Chief Financial Officer
(Principal Financial Officer)

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).